Exhibit 11-1
THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS
Earnings Per Share of Common Stock and Common Stock Equivalents
($ and shares in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009

Net income applicable to common stock	$16,225	$21,432	$52,240	$57,082

Average number of common shares outstanding	15,780	16,966	16,170	16,929

Net income per share — Basic	$1.03	$1.26	$3.23	$3.37

Average number of common shares outstanding	15,780	16,966	16,170	16,929
Add: Assumed exercise of stock options and vesting of stock grants	369	368	333	348

Common and common equivalent shares outstanding	16,149	17,334	16,503	17,277

Net income per share — Diluted	$1.00	$1.24	$3.17	$3.30